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                                                                   EXHIBIT 20(2)


          [TEXAS NATURAL RESOURCE CONSERVATION COMMISSION LETTERHEAD]


                                 April 29, 1997



Mr. Steve Clark
Zeros U.S.A., Inc.
P.O. Box Z
Highlands, Texas 77562

Re: Permit Requirements
    ZEROS Recycling System
    Highlands, Harris County

Dear Mr. Clark:

This is in response to your letter dated March 26, 1997 concerning the proposed construction and testing of your Zero-Emission Energy Recycling Oxidation System. We understand this unit will use natural gas only during the tests, and that the unit has no emissions to the atmosphere.

After evaluation of the information which you have furnished, we have determined that your proposed construction and testing will not create a new source of air contaminants or increase emissions of air contaminants from existing sources. On this basis, no permit will be required from the Office of Air Quality. You are reminded that regardless of whether a construction permit is required, this facility must be in compliance with all air quality rules and regulations of the Texas Natural Resource Conservation Commission at all times.

Your cooperation in this matter is appreciated. If you have further questions, please contact me at (512) 239-1079.

Sincerely,



/s/ LAWSON L. PAYNE
Lawson L. (Skect) Payne
Coatings and Combustion Section
New Source Review Permits Division

LP/bg

cc: Ms. Karen Atkinson, Air Program Manager, Houston
    Mr. Rob Barrett, Director, Harris County Pollution Control Department, Pasadena